February 28, 2019

Nancy Walsh
Executive Vice President and Chief Financial Officer
PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

       Re: PIER 1 IMPORTS, INC.
           Form 10-K for the Fiscal Year Ended March 3, 2018
           Filed May 2, 2018
           Form 10-Q for the Fiscal Quarter Ended December 1, 2018 Filed January 9, 2019
           File No. 001-07832

Dear Ms. Walsh:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 3, 2018

Reconciliation of non-GAAP Financial Measures, page 25

1. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-
      GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. Please revise your reconciliations of non-GAAP financial measures to begin with the comparable GAAP measure to avoid undue prominence.
       Refer also to Question 102.10 of the Non-GAAP Financial Measures
Compliance
      & Disclosure Interpretations. Please apply this comment to your earnings releases on
      Form 8-K, as applicable.
 Nancy Walsh
FirstName LastNameNancy Walsh
PIER 1 IMPORTS, INC.
Comapany NamePIER 1 IMPORTS, INC.
February 28, 2019
Page 2
February 28, 2019 Page 2
FirstName LastName
Form 10-Q for the Fiscal Quarter Ended December 1, 2018

Financial Statements, page 4

2. Based on your disclosure, it does not appear you recorded any store level long-lived asset impairments in fiscal 2018 or through the third quarter of fiscal 2019. Further, you state in your disclosure, "For store level long-lived assets, expected cash flows are determined based on management's estimate of future sales, merchandise margin rates and expenses over the remaining expected terms of the leases." In this regard, we note the comments made by management in the third quarter 2019 earnings call that would imply that certain stores are cash flow negative. Additionally, we note declining sales and gross profit margins for the fiscal year ended 2018, and the 13 and 39 weeks ended December 1,
         2018. With reference to ASC 360-10-35-21, please clarify whether or not you tested any store level long lived assets for recoverability during the 39 weeks ended December 1,
         2018. If not, please provide support for your conclusion that impairment testing was unnecessary. If you tested these assets for impairment, please refer to the guidance in
         ASC 360-10-35-29 through 33, and provide us with the summary results of your testing, including the underlying material assumptions you relied on in determining the estimates of future cash flows.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Sales, page 16

3. We note your disclosure that company comparable store sales for the third quarter of fiscal 2019 decreased by 10.5% compared to the same period in fiscal 2018 and that comparable store sales for the year-to date period of fiscal 2019 decreased 10.1%
         compared to the same period in fiscal 2018. Please revise your discussion to provide more robust insight from management as to the underlying reasons for the declines in your comparable store sales and to clarify whether management expects this trend to continue in the future.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nancy Walsh
PIER 1 IMPORTS, INC.
February 28, 2019
Page 3



        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth
Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameNancy Walsh                             Sincerely,
Comapany NamePIER 1 IMPORTS, INC.
                                                          Division of
Corporation Finance
February 28, 2019 Page 3                                  Office of Consumer
Products
FirstName LastName